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                                 UNITED STATES
                            SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          Motorcar Parts America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    620071100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Midwood Capital Management LLC
                              Attn: David E. Cohen
                                575 Boylston St.
                                    4th Floor
                                Boston, MA 02116
                                  617-224-1751

                                 With a copy to:

                            Peter M. Rosenblum, Esq.
                                 Foley Hoag LLP
                                155 Seaport Blvd.
                                Boston, MA 02210
                                  617-832-1151

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                           VALID OMB CONTROL NUMBER.

SEC 1746 (1-06)

CUSIP NO. 620071100                13D                       PAGE 2 OF  13 PAGES

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            David E. Cohen
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization USA
--------------------------------------------------------------------------------
                 7.   Sole Voting Power
Number of        ---------------------------------------------------------------
Shares           8.   Shared Voting 738,726 (including 13,649 shares underlying
Beneficially          exercisable warrants)
Owned by         ---------------------------------------------------------------
Each             9.   Sole Dispositive Power
Reporting        ---------------------------------------------------------------
Person With      10.  Shared Dispositive Power   738,726 (including 13,649
                      shares underlying exercisable warrants)
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person 738,726 (including 13,649 shares underlying exercisable warrants)
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11) 6.1%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

CUSIP NO. 620071100               13D                        PAGE 3 OF  13 PAGES

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Ross D. DeMont
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization USA
--------------------------------------------------------------------------------
                 7.   Sole Voting Power
Number of        ---------------------------------------------------------------
Shares           8.   Shared Voting Power 738,726 (including 13,649 shares
Beneficially          underlying exercisable warrants)
Owned by         ---------------------------------------------------------------
Each             9.   Sole Dispositive Power
Reporting        ---------------------------------------------------------------
Person With      10.  Shared Dispositive Power 738,726 (including 13,649 shares underlying exercisable warrants)
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person 738,726 (including 13,649 shares underlying exercisable warrants)
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11) 6.1%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

CUSIP NO. 620071100                  13D                     PAGE 4 OF  13 PAGES
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Midwood Capital Management LLC
            I.R.S. Identification No. 14-1885029
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
                  7.    Sole Voting Power 738,726 (including 13,649 shares
                        underlying exercisable warrants)
Number of       ----------------------------------------------------------------
Shares            8.    Shared Voting Power
Beneficially    ----------------------------------------------------------------
Owned by          9.    Sole Dispositive Power 738,726 (including 13,649 shares
Each                    underlying exercisable warrants)
Reporting       ----------------------------------------------------------------
Person With       10.   Shared Dispositive Power
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person 738,726 (including 13,649 shares underlying exercisable warrants)
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11) 6.1%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions) IA
--------------------------------------------------------------------------------

CUSIP NO. 620071100                  13D                     PAGE 5 OF  13 PAGES
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Midwood Capital Partners, L.P.
            I.R.S. Identification No. 27-0060548
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------
                  7.    Sole Voting Power 314,380 (including 5,854 shares
                        underlying exercisable warrants)
Number of       ----------------------------------------------------------------
Shares            8.    Shared Voting Power
Beneficially    ----------------------------------------------------------------
Owned by          9.    Sole Dispositive Power 314,380 (including 5,854 shares
Each                    underlying exercisable warrants)
Reporting       ----------------------------------------------------------------
Person With       10.   Shared Dispositive Power

--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person 314,380 (including 5,854 shares underlying exercisable warrants)
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11) 2.6%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

CUSIP NO. 620071100                  13D                     PAGE 6 OF  13 PAGES
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Midwood Capital Partners QP, L.P.
            I.R.S. Identification No. 42-1657728
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
                  7.    Sole Voting Power 424,346 (including 7,795 shares
                        underlying exercisable warrants)
Number of         --------------------------------------------------------------
Shares            8.    Shared Voting Power
Beneficially      --------------------------------------------------------------
Owned by          9.    Sole Dispositive Power 424,346 (including 7,795 shares
Each                    underlying exercisable warrants)
Reporting         --------------------------------------------------------------
Person With       10.   Shared Dispositive Power

--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person 424,346 (including 7,795 shares underlying exercisable warrants)
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11) 3.5%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

CUSIP No. 620071100                                                 Page 7 of 13

ITEM 1.           SECURITY AND ISSUER

This joint statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Motorcar Parts America, Inc., a New York corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2929 California St., Torrance, CA 90503.

ITEM 2.           IDENTITY AND BACKGROUND

This joint statement on Schedule 13D is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the "Reporting Persons." Messrs. Cohen and DeMont (the "Managers") are the managers of Midwood Capital Management LLC ("Capital"), which is the sole general partner of each of Midwood Capital Partners, L.P. ("LP") and Midwood Capital Partners QP, L.P. ("QP" and together with LP, the "Funds"). By virtue of their positions, each of the Managers has the power to vote and dispose of the shares of Common Stock held by each of the Funds. Information with respect to each of the Reporting Persons is as follows:

(1)   (a)   David E. Cohen

      (b)   575 Boylston St., 4th Floor, Boston, MA 02116

      (c)   Mr. Cohen is a manager of Capital

      (d)   No

      (e)   No

      (f)   United States

(2)   (a)   Ross D. DeMont

      (b)   575 Boylston St., 4th Floor, Boston, MA 02116

      (c)   Mr. DeMont is a manager of Capital

      (d)   No

      (e)   No

      (f)   United States

(3)   (a)   Midwood Capital Management LLC, a Delaware limited liability company

      (b)   575 Boylston St., 4th Floor, Boston, MA 02116

      (c) Capital is the sole general partner of, and manages and provides investment advice to, each of the Funds

CUSIP No. 620071100                                                Page 8 of 13

      (d)   No

      (e)   No

(4)   (a)   Midwood Capital Partners, L.P., a Delaware limited partnership

      (b) c/o Midwood Capital Management LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) LP is a private investment fund engaged in the business of investing in securities.

      (d)   No

      (e)   No

(5)   (a)   Midwood Capital Partners QP, L.P., a Delaware limited partnership

      (b) c/o Midwood Capital Management LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) QP is a private investment fund engaged in the business of investing in securities.

      (d)   No

      (e)   No

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired beneficial ownership of an aggregate of 738,726 shares of Common Stock (including 13,649 shares of Common Stock underlying exercisable warrants) for a total of $8,213,535.76 using cash from the Funds, which amount does not include the exercise price for the unexercised warrants of $15.00 per share. The shares of such Common Stock held by LP and QP are held in margin accounts which from time to time may incur debit balances. Since other securities are held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons acquired shares of, and warrants exercisable for, the Common Stock of the Issuer based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. The Reporting Persons have engaged in the past, and may wish to continue to engage in the future, in a constructive dialogue with management of the Issuer ("Management"), as well as with other stockholders of the Issuer and the Issuer's Board of Directors (the "Board of Directors"), regarding the Issuer's business operations and new strategies to create and maximize value for the Issuer's stockholders. The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation

CUSIP No. 620071100                                                Page 9 of 13

of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their equity interest in the Issuer's business include the following: (i) the Issuer's business and prospects; (ii) the business strategy and actions of Management and the Board of Directors to enhance the Issuer's value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons' interests; (v) general economic conditions; (vi) stock market and money market conditions;
(vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer's Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) In the aggregate, the Reporting Persons beneficially own 738,726 shares of the Common Stock of the Issuer (including 13,649 shares of Common Stock underlying exercisable warrants), representing approximately 6.1% of such class of securities. The beneficial ownership of each Reporting Person is as follows:
(i) LP beneficially owns 314,380 shares of the Common Stock (including 5,854 shares of Common Stock underlying exercisable warrants), representing approximately 2.6% of the class, (ii) QP beneficially owns 424,346 shares of the Common Stock (including 7,795 shares of Common Stock underlying exercisable warrants), representing approximately 3.5% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 738,726 shares of the Common Stock of the Issuer (including 13,649 shares of Common Stock underlying exercisable warrants) representing approximately 6.1% of the class. The percentage of the Common Stock beneficially owned by Capital, as the sole general partner of each Fund, and

CUSIP No. 620071100                                                Page 10 of 13

Messrs. Cohen and DeMont, as the managers of Capital, is based on a total of 12,025,680 shares of the Common Stock of the Issuer outstanding as of May 23, 2007, which number is the sum of (i) 8,370,122 shares of Common Stock of the Issuer outstanding as of February 15, 2007, as reported in the most recently filed quarterly report of the Issuer on Form 10-Q for the quarter ended December 31, 2006, (ii) 3,641,909 shares of Common Stock of the Issuer, being that number of shares of Common Stock of the Issuer that the Reporting Persons have reason to believe were issued by the Issuer on May 23, 2007, and (iii) 13,649 shares of Common Stock of the Issuer underlying exercisable warrants held by LP and QP. The percentage of the Common Stock beneficially owned by LP, is based on a total of 12,017,885 shares of the Common Stock of the Issuer outstanding as of May 23, 2007, which number is the sum of (i) 8,370,122 shares of Common Stock of the Issuer outstanding as of February 15, 2007, as reported in the most recently filed quarterly report of the Issuer on Form 10-Q for the quarter ended December 31, 2006, (ii) 3,641,909 shares of Common Stock of the Issuer, being that number of shares of Common Stock of the Issuer that the Reporting Persons have reason to believe were issued by the Issuer on May 23, 2007, and (iii) 5,854 shares of Common Stock of the Issuer underlying an exercisable warrant held by LP. The percentage of the Common Stock beneficially owned by QP, is based on a total of 12,019,826 shares of the Common Stock of the Issuer outstanding as of May 23, 2007, which number is the sum of (i) 8,370,122 shares of Common Stock of the Issuer outstanding as of February 15, 2007, as reported in the most recently filed quarterly report of the Issuer on Form 10-Q for the quarter ended December 31, 2006, (ii) 3,641,909 shares of Common Stock of the Issuer, being that number of shares of Common Stock of the Issuer that the Reporting Persons have reason to believe were issued by the Issuer on May 23, 2007, and (iii) 7,795 shares of Common Stock of the Issuer underlying an exercisable warrant held by QP.

(b) By virtue of their positions as managers of Capital, each of the Managers has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D.

(c) The following transactions in the Common Stock were conducted by Reporting Persons from March 24, 2007 (60 days prior to the event which requires the filing of this statement) to the date hereof:


                                                       NO. OF SHARES        PURCHASE/(SALE)
PERSON                                     DATE       PURCHASED/(SOLD)      PRICE PER SHARE
----------------------------------    -------------   ----------------   ---------------------
Midwood Capital Partners, L.P.          4/12/2007                  651            13.015
                                        5/23/2007               39,031             11.00
                                        5/23/2007                5,854*                -

Midwood Capital Partners QP, L.P.       3/30/2007                  900             14.00
                                         4/2/2007                1,920            13.925
                                         4/5/2007                1,000             14.00
                                        4/12/2007                5,999            13.015
                                        5/23/2007               51,969             11.00
                                        5/23/2007                7,795*                -

CUSIP No. 620071100                                                Page 11 of 13

Each of the above listed transactions, except for the transactions conducted on May 23, 2007, was conducted in the ordinary course of business on the open market for cash. Each of the above listed transactions that occurred on May 23, 2007 were conducted in the context of a private placement of the Issuer pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Purchase and sale prices do not reflect brokerage commissions paid.

*Represents shares of Common Stock of the Issuer underlying exercisable warrants.

(d)   N/A

(e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      In connection with the purchase of 91,000 shares of Common Stock of the Issuer, each of LP and QP is party to a Securities Purchase Agreement among the Issuer and the investors identified on the signature pages thereto, dated as of May 18, 2007, and a Registration Rights Agreement among the Issuer and the investors identified on the signature pages thereto, dated as of May 18, 2007. On May 23, 2007, the Issuer also issued (i) to LP a warrant to purchase 5,854 shares of Common Stock of the Issuer and (ii) to QP a warrant to purchase 7,795 shares of Common Stock of the issuer, in each case at an exercise price of $15.00 per share. The forms of each of the Securities Purchase Agreement, the Registration Rights Agreement and the warrant are attached as Exhibits 10.1,
10.2 and 10.4 to the Form 8-K filed by the Issuer on May 18, 2007.

      Except for matters described in this Schedule 13D, and the Exhibits attached hereto, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement by and among David E. Cohen, Ross D. DeMont, Midwood Capital Management, LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P. dated January 17, 2006.

CUSIP No. 620071100                                                Page 12 of 13
                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 DATE:  May 24, 2007
                                        -----------------------------

                                 MIDWOOD CAPITAL PARTNERS, L.P.

                                 By:  Midwood Capital Management, LLC
                                          General Partner

                                 By:  /s/ David E. Cohen
                                 --------------------------------------------
                                 David E. Cohen
                                 Manager

                                 MIDWOOD CAPITAL
                                 PARTNERS QP, L.P.

                                 By: Midwood Capital Management, LLC
                                          General Partner

                                 By:  /s/ David E. Cohen
                                 --------------------------------------------
                                 David E. Cohen
                                 Manager

                                 MIDWOOD CAPITAL
                                 MANAGEMENT, LLC

                                 By:  /s/ David E. Cohen
                                 --------------------------------------------
                                 David E. Cohen
                                 Manager

CUSIP No. 620071100                                                Page 13 of 13

                                  DAVID E. COHEN

                                  By:  /s/ David E. Cohen
                                  ------------------------------------------
                                  David E. Cohen

                                  ROSS D. DEMONT

                                  By:  /s/ Ross D. DeMont
                                  ------------------------------------------
                                  Ross D. DeMont